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                                       EXHIBIT 11
                                  IONICS, INCORPORATED

                           COMPUTATION OF EARNINGS PER COMMON
                               AND COMMON EQUIVALENT SHARE

                                                      YEARS ENDED DECEMBER 31

                                                1995            1994            1993
Net Income                                   $19,682,000     $15,448,000     $13,807,000

Calculation of primary earnings per
common and common equivalent share:

Weighted average common shares outstanding    14,098,000      13,926,000      13,870,000

Increase from assumed exercise of
stock options and investment of pro-
ceeds in treasury stock, based upon
average market prices                            532,000         272,000         250,000

Weighted average number of common and
common equivalent shares outstanding          14,630,000      14,198,000      14,120,000

Earnings per common and common
equivalent share                                   $1.35           $1.09           $ .98


Calculation of fully diluted earnings per common and common equivalent share:

Weighted average common and common equivalent
shares outstanding used in calculation
of primary earnings per common and
common equivalent share                       14,630,000      14,198,000      14,120,000

Increase from assumed exercise of stock
options and investment of proceeds in
treasury stock, based upon year-end
market price                                      67,000          42,000           8,000

Weighted average number of common and
common equivalent shares used to calculate
fully diluted earnings per common and
common equivalent share                       14,697,000      14,240,000      14,128,000

Earnings per common and common
equivalent share assuming full dilution            $1.34           $1.08           $ .98

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